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Securities and Exchange Commission
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 4)

Interland, Inc. (Name of Issuer)
Common Stock, par value $.01 per share (Title of Class of Securities)
595 100 10 8 (CUSIP Number)

W.G. Stover, Jr.
V.P of Finance and Chief Financial Officer
Micron Technology, Inc.
8000 South Federal Way
Boise, Idaho 83716-9632
Telephone: (208) 368-4000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
August 30, 2001 (Date of Event which Requires Filing of this Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. / /

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

1	Name of Reporting Persons S.S. or I.R.S. Identification No. Of Above Persons
	Micron Technology, Inc.			IRS # 75-1618004

2	Check The Appropriate Box If a Member of a Group
(a) / /
(b) /x/

3	SEC Use Only

4	Source of Funds
00

5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			/ /

6	Citizenship or Place of Organization
Delaware

		7	Sole Voting Power
NUMBER OF			0
SHARES
BENEFICIALLY		8	Shared Voting Power
OWNED BY-			0
EACH
REPORTING		9	Sole Dispositive Power
PERSON			0
WITH
		10	Shared Dispositive Power
0

11	Aggregate Amount Beneficially Owned by Each Reporting Person
0

12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares			/ /

13	Percent of Class Represented by Amount in Row (11)
0%

14	Type of Reporting Person
CO

Schedule 13D

    This Statement on Schedule 13D relates to Shares of Common Stock, $0.01 par value per share, of Interland, Inc, formerly known as Micron Electronics, Inc. The Statement on Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") by Micron Technology, Inc. ("Micron") on April 15, 1995, as amended by the Statement on Schedule 13D filed with the SEC by Micron on March 27, 1997, the Statement on Schedule 13D filed with the SEC on May 15, 2000 and the Statement on Schedule 13D filed with the SEC on April 4, 2001 (the "Micron Schedule 13D") is hereby further amended as set forth herein. This Statement on Schedule 13D constitutes amendment number 4 (this "Amendment No. 4") to the Micron Schedule 13D. Capitalized terms not defined herein have the meanings set forth in the Micron Schedule 13D.

    This Amendment No. 4 has been filed to report that Micron has ceased to be the owner of more than 5% of the class of securities.

Item 1. Security and Issuer.

    The information contained in Item 1 of the Micron Schedule 13D is hereby amended and restated in its entirety as follows:

    "(a) The title of the class of equity securities to which this statement relates is: common stock, par value $.01 per share (the "INLD Common Stock").

  (b)
  The name and address of the principal executive offices of the issuer of such securities is: Interland, Inc. ("INLD"), 303 Peachtree Center Avenue, Suite 500, Atlanta, Georgia 30303."

Item 2. Identity and Background.

    The information contained in Item 2(c) of the Micron Schedule 13D is hereby amended and restated in its entirety as follows:

    "(c) Principal Business: Design, development, manufacture and marketing of semiconductor memory products."

    The information with respect to the directors and executive officers of Micron contained in Exhibit 1 of the Micron Schedule 13D is hereby amended and restated in its entirety by Exhibit 1 attached hereto.

Item 3. Source and Amount of Funds or Other Consideration.

    The information contained in Item 3 of the Micron Schedule 13D is hereby amended by adding a new final paragraph as follows:

    "On August 6, 2001, Interland, Inc. merged with and into Micron Electronics, Inc. ("MEI") and MEI changed its name to Interland, Inc. (the "Merger")."

Item 4. Purpose of Transaction.

    The information contained in Item 4 of the Micron Schedule 13D is hereby amended and restated in its entirety as follows:

    "In connection with the Merger, MEI and Micron entered into the Shareholder Agreement which placed certain restrictions on the 58,622,863 shares of MEI Common Stock (the "Securities") then held by Micron. Pursuant to Section 1 of the Shareholder Agreement, Micron agreed not to transfer any of the Securities during the nine-month period following the consummation of the Merger, subject to certain exceptions, including but not limited to, transfers (1) to MEI, (2) in response to a third party tender offer or exchange offer, (3) in a merger or consolidation, (4) to the Micron Technology Foundation, Inc. (the "Foundation"), or (5) controlled affiliates of Micron.

    In addition, pursuant to an Amended and Restated Registration Rights Agreement dated as of August 6, 2001 (the "Amended and Restated Registration Rights Agreement"), INLD granted demand registration rights, piggyback registration rights and Form S-3 registration rights to Micron with respect to the Securities.

    A copy of each of the Shareholder Agreement and the Amended and Restated Registration Rights Agreement is attached hereto as Exhibit 2 and 3, respectively, and each is incorporated herein by reference. The foregoing descriptions of the Agreements are qualified in their entirety by reference to the Agreements attached as exhibits hereto.

    On August 30, 2001, Micron sold all of the Securities to Micron Semiconductor Products, Inc. ("MSP"), a wholly subsidiary of Micron, for $1.605 per share, for an aggregate purchase price of $94,089,695.12. Also on August 30, 2001, MSP donated all of the Securities to the Foundation. As required by the Shareholder Agreement, MSP and then the Foundation agreed to be bound by Section 1 of the Shareholder Agreement with respect to the Securities. As part of these transactions, Micron assigned its rights contained in the Amended and Restated Registration Rights Agreement to MSP and MSP then assigned these rights to the Foundation. As required by the Amended and Restated Registration Rights Agreement, MSP and then the Foundation agreed to be bound by and subject to the terms and conditions of the Amended and Restated Registration Rights Agreement.

    The Purchase Agreement between MTI and MSP dated August 30, 2001 and the Donation Agreement between MSP and the Foundation dated August 30, 2001, are attached hereto as Exhibits 4 and 5, respectively, and each is incorporated herein by reference. The foregoing descriptions of the Agreements are qualified in their entirety by reference to the Agreements attached as exhibits hereto.

    As a result of these transactions, Micron has ceased to be the owner of more than 5% of INLD Common Stock."

Item 5. Interest in Securities of the Issuer.

    The information contained in Item 5 of the Micron Schedule 13D is hereby amended and restated in its entirety as follows:

    "(a) Number of shares beneficially owned: As of the date of this Amendment No. 4, Micron has ceased to be the owner of more than 5% of INLD Common Stock. Micron disclaims beneficial ownership of the shares of INLD Common Stock held by the Foundation.

    Percent of Class: 0%

    (b) Number of shares as to which there is sole power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition: 0.

    (c) Other than as described herein, Micron has not engaged in any transactions involving INLD Common Stock during the sixty day period before the date of this Amendment No. 4 to Schedule 13D.

    (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Securities.

    (e) Micron ceased to be the beneficial owner of more than 5% of the class of securities on August 30, 2001."

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

    The information contained in Item 6 of the Micron Schedule 13D is hereby amended and restated in its entirety as follows:

    "Reference is hereby made to the description of the Agreements described in Item 4 above."

Item 7. Material to be Filed as Exhibits.

    The information contained in Item 7 of the Micron Schedule 13D is hereby amended in its entirety by filing the following materials as exhibits:

  1.
  Directors and Executive Officers of Micron Technology, Inc.

  2.
  Shareholder Agreement, dated as of March 22, 2001, by and among Micron Electronics, Inc. and Micron Technology, Inc.

  3.
  Amended and Restated Registration Rights Agreement, dated as of August 6, 2001, by and between Micron Electronics, Inc., Interland, Inc., Micron Technology, Inc. and certain other shareholders.

  4.
  Purchase Agreement, dated as of August 30, 2001, between Micron Technology, Inc. and Micron Semiconductor Products, Inc.

  5.
  Donation Agreement, dated as of August 30, 2001, between Micron Semiconductor Products, Inc. and the Micron Technology Foundation, Inc.

Signature

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Micron Technology, Inc.
Date:	September 7, 2001
Signature:	/s/ W.G. Stover, Jr.
Name/Title:	W.G. Stover Jr./Vice President of Finance and CFO

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SCHEDULE 13D
  Item 1. Security and Issuer.
  Item 2. Identity and Background.
  Item 3. Source and Amount of Funds or Other Consideration.
  Item 4. Purpose of Transaction.
  Item 5. Interest in Securities of the Issuer.
  Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
  Item 7. Material to be Filed as Exhibits.
Signature